Exhibit 99.2

CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2012

EXPRESSED IN CANADIAN DOLLARS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF LOSS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants

To the Shareholders of CIBT Education Group Inc.,

We have audited the accompanying consolidated financial statements of CIBT Education Group Inc. (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of loss and statements of comprehensive loss, statements of changes in equity, and statements of cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBT Education Group Inc. as at August 31, 2012, August 31, 2011 and September 1, 2010, and its financial performance and its cash flows for the years ended August 31, 2012, and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/S/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
December 2, 2012
Vancouver, Canada

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
EXPRESSED IN CANADIAN DOLLARS

	As at	As at	As at
	August 31, 2012	August 31, 2011	September 1, 2010

ASSETS

CURRENT
Cash and cash equivalents	$7,964,476	$6,456,568	$11,511,835
Restricted cash	257,500	250,000	-
Accounts receivable (Note 3)	8,624,143	8,513,553	11,223,894
Marketable securities (Note 4)	-	-	60,000
Prepaid expenses	826,968	763,469	1,197,086
Inventory	463,626	593,838	530,467

TOTAL CURRENT ASSETS	18,136,713	16,577,428	24,523,282
DUE FROM RELATED PARTIES (Note 22)	62,500	100,000	143,721
PROPERTY AND EQUIPMENT (Note 5)	3,519,170	2,631,818	3,418,853
INTANGIBLE ASSETS (Notes 6 & 8)	12,248,526	12,171,161	15,726,084
GOODWILL (Notes 7 & 8)	8,485,791	8,335,791	10,623,696
DEFERRED OFFERING COSTS (Note 9)	-	-	400,252
DEFERRED INCOME TAX ASSETS (Note 16)	2,299,061	2,262,377	688,964

TOTAL ASSETS	$44,751,761	$42,078,575	$55,524,852

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 10)	$4,695,590	$4,145,612	$5,007,187
Provisions (Note 11)	427,814	587,638	122,188
Income taxes payable	523,654	499,905	522,921
Deferred educational revenue	17,443,635	13,881,145	17,836,047
Current portion of finance lease obligations (Note 12)	167,902	101,765	118,098
Current portion of long-term debt (Note 12)	1,552,712	2,152,492	2,757,164
Due to related parties (Note 22)	38,917	59,484	118,303

TOTAL CURRENT LIABILITIES	24,850,224	21,428,041	26,481,908

FINANCE LEASE OBLIGATIONS (Note 12)	575,456	249,132	222,810
LONG-TERM DEBT (Note 12)	31,520	34,232	36,724
DEFERRED INCOME TAX LIABILITIES (Note 16)	2,191,708	2,066,733	1,321,882

TOTAL LIABILITIES	27,648,908	23,778,138	28,063,324

SHARE CAPITAL (Note 13)	48,182,766	48,182,766	47,709,836
RESERVES	2,204,006	2,352,897	1,989,246
DEFICIT	(34,561,006)	(33,378,462)	(23,564,680)
ACCUMULATED OTHER COMPREHENSIVE LOSS	12,152	(2,331)	-

EQUITY ATTRIBUTABLE TO CIBT EDUCATION GROUP INC.
SHAREHOLDERS	15,837,918	17,154,870	26,134,402

NON-CONTROLLING INTERESTS	1,264,935	1,145,567	1,327,126

TOTAL EQUITY	17,102,853	18,300,437	27,461,528

TOTAL LIABILITIES AND EQUITY	$44,751,761	$42,078,575	$55,524,852

COMMITMENTS (Note 17)

Approved on behalf of the Board:

"Toby Chu"	"Troy Rice"
Toby Chu, Chief Executive Officer & Director	Troy Rice, Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF LOSS
EXPRESSED IN CANADIAN DOLLARS

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

REVENUES
Educational	$56,148,724	$56,665,246
Design and advertising	1,819,963	1,909,880

	57,968,687	58,575,126

DIRECT COSTS
Educational	26,187,799	26,608,343
Design and advertising	964,882	996,459

	27,152,681	27,604,802

OTHER EXPENSES
General and administrative (Note 20)	29,598,356	32,858,532
Amortization of property, equipment and intangible assets (excluding agency fees)	1,581,460	1,657,575
Share-based payment expense	178,564	59,896
Business development costs	48,776	230,362

	31,407,156	34,806,365

INTEREST AND OTHER INCOME	91,879	180,645
FOREIGN EXCHANGE GAIN	5,874	10,771
FINANCE COSTS	(144,899)	(153,656)
LOSS ON DISPOSAL OF ASSETS	(57,146)	(39,656)
IMPAIRMENT OF MARKETABLE SECURITIES (Note 4)	-	(60,000)
IMPAIRMENT OF PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL (Note 5 and 8)	-	(5,897,778)
WRITE-OFF OF DEFERRED OFFERING COSTS (Note 9)	-	(510,711)

LOSS BEFORE INCOME TAXES	(695,442)	(10,306,426)

INCOME TAX (Note 16)
Current income tax recovery (expense)	(30,155)	14,943
Deferred income tax recovery (expense)	(88,291)	828,562
	(118,446)	843,505
NET LOSS	$(813,888)	$(9,462,921)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(1,182,544)	$(9,813,782)
Non-controlling interests	368,656	350,861

NET LOSS	$(813,888)	$(9,462,921)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING BASIC AND DILUTED	68,966,130	67,229,127

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
EXPRESSED IN CANADIAN DOLLARS

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

NET LOSS	$(813,888)	$(9,462,921)

OTHER COMPREHENSIVE LOSS:
Unrealized foreign exchange translation adjustment	49,070	(28,817)

TOTAL COMPREHENSIVE LOSS:	$(764,818)	$(9,491,738)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(1,168,061)	$(9,816,113)
Non-controlling interests	403,243	324,375

	$(764,818)	$(9,491,738)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
EXPRESSED IN CANADIAN DOLLARS

	Share Capital		Reserves				Accumulated
							Other	Total	Non-
	Number of	Dollar		Share-Based	Treasury		Comprehensive	Shareholders’	Controlling	Total
	Common Shares	Amount	Warrants	Payments	Shares	Deficit	Income (Loss)	Equity	Interests	Equity

Balance, September 1, 2010	69,226,011	$47,709,836	$2,081,453	$3,181,583	$(3,273,790)	$(23,564,680)	$-	$26,134,402	$1,327,126	$27,461,528

Unrealized foreign exchange translation adjustments	-	-	-	-	-	-	(2,331)	(2,331)	(26,486)	(28,817)

Net income (loss) for the year	-	-	-	-	-	(9,813,782)	-	(9,813,782)	350,861	(9,462,921)

						(9,813,782)	(2,331)	(9,816,113)	324,375	(9,491,738)

Share-based payment expense	-	-	-	59,896	-	-	-	59,896	-	59,896

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(505,934)	(505,934)

Purchase of treasury shares	-	-	-	-	(30,265)	-	-	(30,265)	-	(30,265)

Shares and warrants issued for private placement, net of issue costs of $10,050	2,723,333	476,950	330,000	-	-	-	-	806,950	-	806,950

Fair value of agent’s warrants for private placement	-	(4,020)	4,020	-	-	-	-	-	-	-

Balance, August 31, 2011	71,949,344	48,182,766	2,415,473	3,241,479	(3,304,055)	(33,378,462)	(2,331)	17,154,870	1,145,567	18,300,437

Unrealized foreign exchange translation adjustments	-	-	-	-	-	-	14,483	14,483	34,587	49,070

Net income (loss) for the year	-	-	-	-	-	(1,182,544)	-	(1,182,544)	368,656	(813,888)

						(1,182,544)	14,483	(1,168,061)	403,243	(764,818)

Share-based payment expense	-	-	-	178,564	-	-	-	178,564	-	178,564

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(283,875)	(283,875)

Purchase of treasury shares	-	-	-	-	(327,455)	-	-	(327,455)	-	(327,455)

Balance, August 31, 2012	71,949,344	$48,182,766	$2,415,473	$3,420,043	$(3,631,510)	$(34,561,006)	$12,152	$15,837,918	$1,264,935	$17,102,853

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(813,888)	$(9,462,921)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets (including agency fees)	2,821,423	2,558,542
- share-based payment expense	178,564	59,896
- income tax recovery	118,446	(828,562)
- loss on disposal of assets	57,146	39,656
- impairment of marketable securities	-	60,000
- impairment of intangible assets and goodwill	-	5,897,778
- write-off of deferred offering costs	-	510,711
- advances from related parties	-	(58,819)
	2,361,691	1,223,719

Net changes in non-cash working capital items (Note 21)	3,932,516	(1,125,453)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	6,294,207	(2,349,172)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(1,618,793)	(488,247)
Restricted cash	(7,500)	(250,000)
Acquisition of business assets	(150,000)	(50,000)
Acquisition of intangible assets	(1,768,550)	(1,297,004)

NET CASH (USED IN) INVESTING ACTIVITIES	(3,544,843)	(2,085,251)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	806,950
Treasury share transactions	(327,455)	(30,265)
Advances from related parties	16,933	43,721
Non-controlling interest draws	(283,875)	(505,934)
Finance lease obligation	(45,040)	(105,753)
Long-term debt repayments	(602,492)	(607,164)
Deferred costs	-	(171,820)

NET CASH (USED IN) FINANCING ACTIVITIES	(1,283,081)	(570,265)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	473	(50,579)

NET INCREASE (DECREASE) IN CASH	1,507,908	(5,055,267)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,456,568	11,511,835

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,964,476	$6,456,568

CASH AND CASH EQUIVALENTS:
Cash in bank	$7,651,536	$5,381,795
Term deposits	312,940	1,074,773

	$7,964,476	$6,456,568

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$156,313	$164,896
Income taxes paid	$17,856	$14,549

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
August 31, 2012

NOTE 1 – NATURE OF OPERATIONS

Nature of operations
CIBT Education Group Inc. (the “Company”) is an educational management organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and media communications. The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”). The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and the United States.

The head office, principal address, and registered and records office of the Company are located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and include the significant accounting policies as described in Note 2. The policies set out below are consistently applied to all the periods presented unless otherwise noted below. Those accounting policies are based on the IFRS that are effective at August 31, 2012.

As these consolidated financial statements represent the Company’s initial presentation of its financial performance and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS, as discussed in Note 24. Comparative figures in the financial statements have been restated to consistently apply the same IFRS.

Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 24. Items included in this note are reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity and comprehensive income, IFRS 1 exemptions and elections applied, an explanation of the transition to IFRS, details of significant changes in accounting policies, and presentation reclassifications.

These financial statements were prepared on a going-concern basis, under the historical cost convention except for marketable securities classified as at fair value through profit or loss.

The financial statements were approved by the Company’s Board of Directors and authorized for issue on December 2, 2012.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation.

Significant accounting judgements and key sources of estimate uncertainty
In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

CIBT EDUCATION GROUP INC.	Page 2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Significant accounting judgements and key sources of estimate uncertainty (cont’d)
The following are the critical judgements, apart from those involving estimates, that management made in the process of applying the Company’s key accounting policies and have the most significant effect on the amounts recognized in the consolidated financial statements.

Determination of functional currency
The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which an entity operates. This involves evaluating factors such as the currency used in the selling price of each entity’s services, the dominant currency that influences local competition and regulation, the currency that is used to pay local operating costs, the currency used to generate financing cash inflows and the level of operating and financing autonomy given to each entity by the Company. The evaluation of these factors has required the use of judgment and has resulted in the determination that the Canadian dollar and the Chinese renminbi are the appropriate functional currency for use by various entities.

Determination of cash-generating units
For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). In management’s judgment the Company has six cash-generating units based on the evaluation of the smallest discrete group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Determination of discontinued operations
Management considers the significance of the line of business to the Company in deciding whether to present operations that have been abandoned or sold as discontinued operations in the statement of loss.

Recognition of deferred income tax assets
The decision to recognise a deferred tax asset is based on management’s judgement of whether it is considered probable that future taxable profits will be available against which unused tax losses, tax credits or deductible temporary differences can be utilized.

Assessment of indefinite life intangibles
CIBT holds three types of indefinite life intangible assets: Accreditations and registrations, brand-names and trade-names, and Chinese university agreements. Management reassess at each annual reporting period whether there have been any changes in the current marketplace or regulatory environment that would impact the conclusion that these are indefinite life intangibles. Management continues to conclude that there is no definite end to the cash flows to be generated from accreditations and registrations and brand-names and trade-names as at August 31, 2012.

Chinese university agreements are partnership contracts held through CIBT’s Chinese operations and have a contractual life of between 15 and 20 years with renewal clauses. Management individually reviews and assesses each university contract for appropriateness of classification as an indefinite lived intangible. Management’s history with each of these individual contracts is that they will be automatically renewed for a subsequent period after the initial contractual life and as a result, in management’s judgment, represent indefinite life intangible assets.

Significant areas that involve estimates include:

  valuation of financial instruments;

  fair value of stock options;

  provision for doubtful accounts receivable;

  useful lives of tangible and intangible assets;

  depreciation and amortization of property and equipment;

  amortization of intangible assets; and

  assessing recoverability of goodwill and intangible assets

CIBT EDUCATION GROUP INC.	Page 3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash and cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Restricted cash
Restricted cash represents Canadian dollar deposits in bank as collateral for the credit cards used in business operations.

Marketable securities
Marketable securities consist of common shares where, for all periods presented, the Company’s interest does not represent a position of control or significant influence. The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value, other than impairment losses, are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is disposed of or any revaluation losses are determined to be permanent and recorded as impairment losses.

Inventory
Inventories, which are comprised primarily of textbooks and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Property and equipment
Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended. Amortization is provided over the estimated useful lives of assets as follows:

  Leasehold improvements – straight-line over the lesser of five years and remaining lease term;

  Furniture and equipment – 20% declining balance.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date the asset is available for use and capable of operating in the manner intended by management.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of operations in the period in which the item is derecognized.

Foreign currency
Functional currency is the currency of the primary economic environment in which an entity operates. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

In preparing the financial statements of each individual subsidiary, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the dates those fair values are determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

CIBT EDUCATION GROUP INC.	Page 4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases
Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Deferred offering costs
Offering costs incurred in connection with private debt financings are offset against the proceeds of the financing and amortized using the effective interest method. Offering costs incurred in connection with public equity market financings are offset against the proceeds of the financing and share capital is recorded net of offering costs. Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets
The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts. The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control of such assets and expected usage. Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, agency fees, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses. The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred. For language programs in KGIC and SSDC, the Company engages a network of agents in foreign countries, who recruit and/or provide ongoing services to international students to attend the Company’s programs in Canada. Agency fees attributable to each student, are deferred as intangible assets and recognized proportionately over the instruction period for the student to match with the tuition fee revenues which are within a year.

Amortization is calculated over periods ranging from less than one year to fifteen years on a straight-line basis, being their estimated useful lives. The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively. Finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

CIBT EDUCATION GROUP INC.	Page 5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Certain acquisition related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

  deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share-Based Payment, at the acquisition date; and

  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which is limited to one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IAS 39, Financial Instruments: Recognition and Measurement, or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

CIBT EDUCATION GROUP INC.	Page 6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations (cont’d)
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods. Management evaluates goodwill for impairment annually as of August 31.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Impairment of intangible assets and property and equipment
The carrying amount of property and equipment and intangible assets with a finite life are reviewed each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with an infinite life are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within financing costs.

CIBT EDUCATION GROUP INC.	Page 7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Provisions (cont'd)
Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of economic resources is considered remote.

Revenue recognition
The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.

Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC. Tuition is paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Partial tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b) Revenue sharing arrangement with education service providers
One of the Company’s subsidiaries, CIBT, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Share-based payments
The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

CIBT EDUCATION GROUP INC.	Page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income taxes
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

Earnings per share
Basic earnings per share figures have been calculated by dividing net income (loss) by the weighted monthly average number of shares outstanding during the respective periods. The Company follows the treasury stock method for determining diluted earnings per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period. Anti-dilutive stock options and share purchase warrants are not considered in computing diluted earnings per share. The treasury shares are excluded from the calculation of earnings per share.

Financial Instruments
All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred. Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s consolidated statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise. Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

CIBT EDUCATION GROUP INC.	Page 9
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.

The interests of the non-controlling shareholders is initially measured at either fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree's identifiable net assets. Any subsequent income/loss, dividends and foreign translation adjustments attributable to the non-controlling interests is recognized as part of the non-controlling interests’ income or equity.

As of August 31, 2012, August 31, 2011 and September 1, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Accounting standards development
Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In the annual period beginning September 1, 2015, the Company will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”). IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. Earlier application of this standard is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control. Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, and associates. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management has yet to assess the full impact of IFRS 12 and intends to adopt the standard beginning September 1, 2013.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs. Management is currently evaluating the impact that this standard will have on the consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. Management is currently evaluating the impact that this standard will have on the consolidated financial statements. The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

CIBT EDUCATION GROUP INC.	Page 10
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Accounting standards development (cont’d)
In the annual period beginning September 1, 2012, the Company will be required to adopt the amendments to IAS 1, Presentation of Financial Statements as it relates to the presentation of other comprehensive income ("OCI"). The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. Management is currently evaluating the impact that this standard will have on the consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IAS 19 (Amendment), Employee Benefits, which revises recognition and measurement of post-employment benefits. This amended standard will modify accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The impact, if any, that this amended standard will have on the Company’s consolidated financial statements is not determinable at this time.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Trade receivables	$9,623,495	$9,427,911	$10,759,227
Less: allowance for bad debts	(999,352)	(914,358)	(451,691)
KGIC purchase price adjustment receivable	-	-	700,000
Other	-	-	216,358

	$8,624,143	$8,513,553	$11,223,894

Aging of past due but not impaired	August 31, 2012	August 31, 2011	September 1, 2010

30 to 60 days	$616,979	$1,276,880	$1,063,935
60 to 90 days	145,849	849,972	464,077

	$762,828	$2,126,852	$1,528,012

Movement in the allowance for doubtful accounts	August 31, 2012	August 31, 2011

Beginning balance	$914,358	$451,691
Additions	879,723	1,243,943
Amounts written off during the year as uncollectible	(696,953)	(781,276)
Amounts recovered during the year	(97,776)	-

Ending balance	$999,352	$914,358

NOTE 4 – MARKETABLE SECURITIES

At August 31, 2011 and September 1, 2010, marketable securities consist of 5,862,824 common shares, representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”). As at August 31, 2011, the Company determined that the market value of the securities was impaired therefore, the Company recorded a loss in available-for-sale NextMart shares of $60,000.

CIBT EDUCATION GROUP INC.	Page 11
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 4 – MARKETABLE SECURITIES (cont'd)

The components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2012 and August 31, 2011		September 1, 2010

	Number of Shares	Carrying Value	Number of Shares	Carrying Value

Available-for-sale securities	5,862,824	$-	5,862,824	$60,000

Market price	2011 - US$0.01 per share *		US$0.01 per share *
2012 – no market data available

* Share price rounded to two decimal places

NOTE 5 – PROPERTY AND EQUIPMENT

	Furniture and	Leasehold	Equipment under
	equipment	improvements	finance lease	Total

Cost

September 1, 2010	$3,725,295	$2,805,483	$524,524	$7,055,302
Additions	364,537	132,848	153,325	650,710
Disposals	(265,319)	(38,565)	(115,753)	(419,637)
Foreign exchange adjustments	(2,852)	(6,892)	-	(9,744)

August 31, 2011	3,821,661	2,892,874	562,096	7,276,631
Additions	576,368	1,042,425	469,702	2,088,495
Disposals	(154,928)	(168,277)	(84,639)	(407,844)
Foreign exchange adjustments	4,673	527	-	5,200

August 31, 2012	$4,247,774	$3,767,549	$947,159	$8,962,482

Depreciation and impairment loss

September 1, 2010	$(1,795,625)	$(1,634,967)	$(205,857)	$(3,636,449)
Depreciation for the year	(524,372)	(586,470)	(79,555)	(1,190,397)
Impairment loss	(128,526)	-	-	(128,526)
Disposals	241,281	4,568	61,365	307,214
Foreign exchange adjustments	2,776	569	-	3,345

August 31, 2011	(2,204,466)	(2,216,300)	(224,047)	(4,644,813)
Depreciation for the year	(515,481)	(503,495)	(97,629)	(1,116,605)
Disposals	116,092	133,916	68,489	318,497
Foreign exchange adjustments	(246)	(145)	-	(391)

August 31, 2012	$(2,604,101)	$(2,586,024)	$(253,187)	$(5,443,312)

Net carrying amounts

At September 1, 2010	$1,929,670	$1,170,516	$318,667	$3,418,853

At August 31, 2011	$1,617,195	$676,574	$338,049	$2,631,818

At August 31, 2012	$1,643,673	$1,181,525	$693,972	$3,519,170

As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the Beijing University of Technology (“BJUT”) agreement, the Company recorded an impairment charge of $128,526 for the carrying value of furniture and equipment relating to the Company’s business operations in Beijing, China as at August 31, 2011.

CIBT EDUCATION GROUP INC.	Page 12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 6 – INTANGIBLE ASSETS

Total intangible assets	August 31, 2012	August 31, 2011	September 1, 2010

Intangible assets with definite life	$4,195,533	$4,118,168	$4,191,744
Intangible assets with indefinite life	8,052,993	8,052,993	11,534,340

Total intangible assets	$12,248,526	$12,171,161	$15,726,084

Intangible assets with definite life			Foreign
	Agreements and		cooperative
	contracts	Curriculum	agreements	Agency fees	Total

Cost

September 1, 2010	$348,333	$2,912,000	$2,268,714	$900,967	$6,430,014
Additions	-	65,041	-	1,231,963	1,297,004
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	(3,226)	-	(3,226)

August 31, 2011	348,333	2,977,041	2,265,488	2,132,930	7,723,792
Additions	-	229,106	-	1,539,444	1,768,550
Disposals	-	-	(1,048,000)	-	(1,048,000)
Foreign exchange adjustments	-	-	9,770	-	9,770

August 31, 2012	$348,333	$3,206,147	$1,227,258	$3,672,374	$8,454,112

Accumulated amortization

September 1, 2010	$(203,813)	$(400,800)	$(1,633,657)	$-	$(2,238,270)
Amortization	(64,153)	(223,750)	(179,275)	(900,967)	(1,368,145)
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	791	-	791

August 31, 2011	(267,966)	(624,550)	(1,812,141)	(900,967)	(3,605,624)
Amortization	(60,264)	(245,520)	(159,071)	(1,231,963)	(1,696,818)
Disposals	-	-	1,048,000	-	1,048,000
Foreign exchange adjustments	-	-	(4,137)	-	(4,137)

August 31, 2012	$(328,230)	$(870,070)	$(927,349)	$(2,132,930)	$(4,258,579)

Net carrying amounts

At September 1, 2010	$144,520	$2,511,200	$635,057	$900,967	$4,191,744

At August 31, 2011	$80,367	$2,352,491	$453,347	$1,231,963	$4,118,168

At August 31, 2012	$20,103	$2,336,077	$299,909	$1,539,444	$4,195,533

Weighted average remaining useful life at August 31, 2012	0.33 years	9.44 years	5.16 years	0.99 years	3.52 years

Amortization of agency fees of $1,231,963 (2011 - $900,967) are presented in the statements of loss as Educational Direct Costs.

CIBT EDUCATION GROUP INC.	Page 13
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 6 – INTANGIBLE ASSETS (cont'd)

Intangible assets with indefinite life

	Accreditations and	Brand-names and	Chinese university
	registrations	trade-names	agreements	Total

Cost

September 1, 2010	$2,706,000	$4,886,000	$3,942,340	$11,534,340
Impairment loss (Note 8)	-	-	(3,481,347)	(3,481,347)

August 31, 2011	2,706,000	4,886,000	460,993	8,052,993

August 31, 2012	$2,706,000	$4,886,000	$460,993	$8,052,993

NOTE 7 – GOODWILL

Goodwill consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Beginning balance	$8,335,791	$10,623,696	$6,634,875
Additions during the year	150,000	-	3,988,821
Impairments during the year (Note 8)	-	(2,287,905)	-

Ending balance	$8,485,791	$8,335,791	$10,623,696

Allocation by cash-generating units or group of cash generating units is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010

CIBT China (Note 8)	-	-	2,287,905
Sprott-Shaw Degree College Corp.	4,793,303	4,793,303	4,793,303
KGIC Language College Corp.	3,692,488	3,542,488	3,542,488

	$8,485,791	$8,335,791	$10,623,696

CIBT EDUCATION GROUP INC.	Page 14
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 8 – IMPAIRMENT OF INTANGIBLE ASSETS AND GOODWILL

During the three months ended May 31, 2011, the Company received notification from the BJUT that the agreement between the Company and BJUT would not be renewed. Up to this date, the Company was in discussions with BJUT on the renewal of the agreement which historically was not an issue. Accordingly, the Company recorded an impairment charge totalling $3,481,347 to the carrying value of intangible assets not subject to amortization (Note 6). The impairment charge is specific to the carrying amount of the intangibles relating to the Beijing University agreement and related ancillary agreements, which forms part of the Chinese university agreements and contracts included in intangible assets not subject to amortization. The Company also recorded a goodwill impairment of $2,287,905 for the goodwill during the three months ending May 31, 2011 from the impact of the BJUT agreement on future cash flows for the CIBT China group of CGUs (Note 7).

As at August 31, 2012 and August 31, 2011, the Company performed their annual impairment test on goodwill and indefinite lived intangible assets and concluded that the carrying value of goodwill and indefinite-lived intangible assets recorded as of that date was recoverable. Value in use was determined by discounting the future cash flows generated from the continuing use of the cash-generating units. Value in use as at August 31, 2012 was determined on a consistent basis with the prior period.

NOTE 9 – DEFERRED OFFERING COSTS

In connection with the Company’s planned financing by way of a registered offering of common shares, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010. Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus. On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus. The Company planned to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

Due to further delays with the planned financing during the year ended August 31, 2011, the Company expensed $510,711 of the deferred offering costs, leaving a nil balance as at August 31, 2011. Deferred offering costs consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Beginning balance	$-	$400,252	$-
Additions during the year	-	110,459	600,252
Expensed during the year	-	(510,711)	(200,000)

Ending balance	$-	$-	$400,252

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Trade accounts payable	$3,033,474	$2,215,833	$2,704,039
Payroll and related liabilities	1,235,004	1,509,262	1,579,398
Purchase price payable	-	-	436,333
Tuition fees and grants payable	300,363	215,518	74,017
Others	126,749	204,999	213,400

	$4,695,590	$4,145,612	$5,007,187

CIBT EDUCATION GROUP INC.	Page 15
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 11 – PROVISIONS

The Company’s provisions are for onerous contracts and legal claims and severances. The provision for onerous contracts represents the present value of the future lease payments that the Company is presently obligated to make under non-cancellable onerous operating lease contracts, less contractual sublease revenues to be earned on the lease, where applicable. The provision may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable. The unexpired terms of the leases range from three to 22 months.

Details of changes in the Company’s provisions balance are as follows:

	Onerous leases	Legal claims and	Total
		severance

Balance, August 31, 2010	$122,188	$-	$122,188

Additional provisions recognized	117,644	338,924	456,568
Reductions arising from payments	(757)	-	(757)
Increase resulting from accretion of provision	4,548	-	4,548
Unwinding of discount and effect of changes in discount rate	5,091	-	5,091

Balance, August 31, 2011	248,714	338,924	587,638

Additional provisions recognized	1,548	262,788	264,336
Reductions arising from payments	-	(338,924)	(338,924)
Reductions resulting from accretion of provision	(82,064)	-	(82,064)
Unwinding of discount and effect of changes in discount rate	(3,172)	-	(3,172)

Balance, August 31, 2012	$165,026	$262,788	$427,814

CIBT EDUCATION GROUP INC.	Page 16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 12 – LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS

Long-term debt

The carrying value of debt in SSDC is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%, due February 2015	$1,550,000	$2,150,000	$2,750,000
Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	34,232	36,724	39,013
Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	-	-	4,875

	1,584,232	2,186,724	2,793,888
Less: current portion	(1,552,712)	(2,152,492)	(2,757,164)

	$31,520	$34,232	$36,724

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%. As at August 31, 2012, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:

  first priority security interest in the assets of SSDC

  assignment of fire and perils insurance on the property of SSDC guarantee from KGIC on the bank indebtedness of SSDC

  postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:

  the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time the adjusted current ratio is not less than 1.75 to 1.0 at any time the adjusted fixed charge coverage ratio is not less than 1.2 to 1.0 at any time

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between SSDC and the banking facility. As at August 31, 2012, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

CIBT EDUCATION GROUP INC.	Page 17
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 12 – LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS (cont’d)

Finance lease obligations

The Company has classified certain leases for equipment as finance leases on the basis that the lease term represents the major portion of the asset’s economic life and the minimum lease payments over the term of the lease amount to substantially all of the estimated fair value of the asset. The estimated future annual minimum lease payments for these assets are as follows:

	Minimum lease payments			Present value of minimum lease payments

	August 31,	August 31,	September 1,	August 31,	August 31,	September 1,
	2012	2011	2010	2012	2011	2010

Not later than one year	$221,990	$133,068	$147,257	$167,902	$101,765	$118,098
Later than one year and not later than five years	666,905	289,846	262,441	575,456	249,132	222,810

Later than five years	-	-	-	-	-	-

	888,895	422,914	409,698	743,358	350,897	340,908

Less: future finance charges	(145,537)	(72,017)	(68,790)	-	-	-

Present value of minimum lease payments	743,358	350,897	340,908	$743,358	$350,897	$340,908

Less: current portion	(167,902)	(101,765)	(118,098)

	$575,456	$249,132	$222,810

NOTE 13 – SHARE CAPITAL

Authorized shares
Authorized share capital consists of 150,000,000 common shares without par value.

For the year ended August 31, 2011, the Company completed (in two tranches) a private placement of 2,723,333 units at $0.30 per unit for total proceeds of $817,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of three years from the date of issuance. The first tranche of the private placement, consisting of 1,690,000 units, closed on June 29, 2011. On the first tranche, the Company incurred a finders’ fee consisting of a cash commission of $10,050 and finder’s warrants, exercisable for three years, entitling the holder to purchase 33,500 common shares at a price of $0.35 per share. The second tranche of the private placement, consisting of 1,033,333 units, closed on July 11, 2011. No finders’ fee was incurred for the second tranche.

CIBT EDUCATION GROUP INC.	Page 18
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 13 – SHARE CAPITAL (cont'd)

Share purchase warrants

At August 31, 2012, the Company has 1,723,500 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to June 29, 2014, and 1,033,333 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to July 11, 2014.

The Company’s share purchase warrant activity is summarized as follows:

		Weighted Average	Weighted Average
	Number of Warrants	Exercise Price ($)	Remaining Life

Balance, September 1, 2010	210,000	0.70	0.18 years

- warrants issued during the year	2,756,833	0.35
- warrants expired during the year	(210,000)	0.70

Balance, August 31, 2011	2,756,833	0.35	2.84 years

There was no share purchase warrant activity during the year ended August 31, 2012.

Details of share purchase warrants outstanding and exercisable as at August 31, 2012 are as follows:

			Remaining
Number of Warrants	Exercise Price	Expiry Date	Contractual Life

1,723,500	$0.35	June 29, 2014	1.85 years
1,033,333	$0.35	July 11, 2014	1.86 years

2,756,833

The fair value of each warrants granted is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	August 31, 2011	September 1, 2010

Exercise price	$0.35	$0.70
Expected dividend yield	0.00%	0.00%
Expected volatility	79.6%	82.9%
Risk-free interest rate	1.86%	0.57%
Expected life	3 years	1 year

CIBT EDUCATION GROUP INC.	Page 19
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 13 – SHARE CAPITAL (cont'd)

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,533,000 shares at prices ranging from $0.24 per share to $0.80 per share exercisable for periods ending from May 3, 2013 to January 6, 2017.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The material terms of the Plan are as follows:

  The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.

  The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

  Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

  All options granted under the Plan are non-assignable and non-transferable.

  If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

The Company’s stock option activity is summarized as follows:

		Weighted Average	Weighted Average
	Number of Options	Exercise Price ($)	Remaining Life

Balance, August 31, 2010	3,965,000	1.22	1.10 years

- options granted during the year	1,365,000	0.43
- options expired during the year	(2,465,000)	1.16

Balance, August 31, 2011	2,865,000	0.91	2.49 years

- options granted during the year	3,058,000	0.24
- options expired during the year	(1,390,000)	1.39

Balance, August 31, 2012	4,533,000	0.31	3.96 years

Details of options outstanding as at August 31, 2012 are as follows:

			Remaining
Number of Options	Exercise Price	Expiry Date	Contractual Life

60,000	$0.80	May 3, 2013	0.67 years
50,000	$0.60	August 8, 2013	0.94 years
100,000	$0.54	October 13, 2013	1.12 years
1,265,000	$0.42	March 1, 2016	3.50 years
3,058,000	$0.24	January 6, 2017	4.35 years

4,533,000

CIBT EDUCATION GROUP INC.	Page 20
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 13 – SHARE CAPITAL (cont'd)

Share-based payment

Date Granted	Shares Granted	Exercise Price	Fair Value	Vesting Period

May 3, 2010	80,000	$0.80	$32,000	Vesting on grant date
August 9, 2010	50,000	$0.60	$15,000	Vesting on grant date
October 14, 2010	100,000	$0.54	$26,000	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months
March 1, 2011	1,265,000	$0.42	$278,300	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months
January 6, 2012	3,058,000	$0.24	$225,068	25% vesting on grant and 25% at end of each of 12, 24 and 36 months

The fair value of these options is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions per grant for the years ended as follows:

	August 31, 2012	August 31, 2011

Expected life	3.50 years	4.85 years
Risk-free interest rate	1.07%	2.52%
Expected dividend yield	0.00%	0.00%
Expected volatility *	63.46%	66.99%

* Expected volatility assumptions used in the Black-Scholes option pricing models are based on historical average trading prices of the Company’s commons shares.

NOTE 14 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.

Commencing February 15, 2012, and amended May 14, 2012, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 (originally 725,000) of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000. As at August 31, 2012, a total of 3,813,024 common shares with an accumulated cost of $3,631,510 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2010	2,399,024	$3,273,790

Purchases of treasury shares	101,000	30,265

Balance, August 31, 2011	2,500,024	3,304,055

Purchases of treasury shares	1,313,000	327,455

Balance, August 31, 2012	3,813,024	$3,631,510

CIBT EDUCATION GROUP INC.	Page 21
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 15 – FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents approximate their fair values due to the immediate or short-term nature of these instruments. The fair value of the Company’s marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value at August 31, 2012

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$7,964,476	$7,964,476	$-	$-

		Fair Value at August 31, 2011
	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$6,456,568	$6,456,568	$-	$-

		Fair Value at September 1, 2010
	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$11,511,835	$11,511,835	$-	$-
Marketable securities	$60,000	$60,000	$-	$-

NOTE 16 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China. Income tax provision (recovery) in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s and KGIC’s domestic operations in Canada.

Statutory tax rates	2012	2011

China	25.00%	25.00%
Canada	25.50%	27.17%

CIBT EDUCATION GROUP INC.	Page 22
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 16 – INCOME TAXES (cont’d)

The following table is a reconciliation of income tax expense (recovery), at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Loss.

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

Loss before taxes	$(695,441)	$(10,306,426)
Statutory Canadian income tax rate	25.50%	27.17%

Income tax recovery at statutory rate	(177,337)	(2,800,256)
Effect of differences in foreign tax rates	2,154	23,908
Non-deductible expenses, net	43,656	(33,200)
Write-off of goodwill	-	697,119
Effect of differences between current year rate and rates used to measure deferred income taxes	-	115,002
Effect of differences in prior period tax returns as filed	46,266	(12,407)
Change in deferred tax assets not recognized	281,652	1,338,628
Other	(77,945)	(172,299)

Income tax expense (recovery)	$118,446	$(843,505)

Consisting of:
Current tax expense (recovery)	$30,155	$(14,943)
Deferred tax expense (recovery)	88,291	(828,562)

	$118,446	$(843,505)

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10%.

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15%. The overall reduction in tax rates has resulted in a decrease in the Company's statutory tax rate from 27.17% to 25.50%.

CIBT EDUCATION GROUP INC.	Page 23
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 16 – INCOME TAXES (cont'd)

The following table shows deferred income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

Deferred income tax assets
Canada
Non-capital loss carry-forwards	$2,744,506	$2,639,053
Share issuance costs	70,148	117,181
Property and equipment	9,569	9,446
Intangible assets	2,534	2,534
Reserves	41,257	63,247
Net capital losses	6,146	6,146
China
Property and equipment	5,105	5,249

Total deferred income tax assets	$2,879,264	$2,842,856

Deferred tax liabilities
Canada
Property and equipment	$(24,673)	$(24,113)
Goodwill and intangible assets	(2,626,885)	(2,502,602)
China
Property and equipment	(5,105)	(5,249)
Intangible assets	(115,248)	(115,248)

Total deferred income tax liabilities	$(2,771,911)	$(2,647,212)

Classified as:
Deferred tax assets, net	$2,299,061	$2,262,377
Deferred tax liabilities, net	(2,191,708)	(2,066,733)

Net deferred tax assets	$107,353	$195,644

Deductible temporary differences and unused tax losses for which a future benefit has not been recognized as a deferred tax asset include the following:

	August 31, 2012	August 31, 2011

Non-capital loss carry-forwards	$5,945,705	$5,064,413
Net capital loss carry-forwards	1,007,496	1,007,496
Investments	1,593,918	1,593,918
Property and equipment	98,252	194,961
Intangible assets	15,729	9,334

	$8,661,100	$7,870,122

The Company has income tax loss carry-forwards of $3,737,306 (2011 - $3,573,176) for Canadian tax purposes. These unrecognized tax losses will expire between 2014 to 2032.

The Company has net capital loss carry-forwards of $1,007,496 (2011 - $1,007,496) for Canadian tax purposes. These unrecognized tax losses are carried forward indefinitely.

The Company has income tax loss carry-forwards of $1,826,967 (2011 - $1,491,237) for China tax purposes. These unrecognized tax losses will expire between 2015 to 2017.

The Company has income tax loss carry-forwards of $381,432 for Philippines tax purposes. These unrecognized tax losses will expire between 2014 to 2015.

CIBT EDUCATION GROUP INC.	Page 24
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 16 – INCOME TAXES (cont'd)

The Company has recognized $2,257,762 (2011 - $2,257,833) of deferred tax assets that are dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable differences. In addition the Company has suffered a loss in the current and prior period in the tax jurisdictions to which the deferred tax assets relate. The Company has undertaken tax planning in the current and prior period which increases future taxable income and supports recognition of the deferred tax asset.

NOTE 17 – COMMITMENTS

CIBT entered into a lease agreement on behalf of the Company for the Company’s corporate office space in Vancouver, B.C., as renewed, for a 60 month term (from November 1, 2009 to October 31, 2014). Under the renewed lease agreement the minimum annual rate for the term of the lease is $88,150 for the first three years and $91,676 for the final two years plus taxes and operating costs. CIBT’s subsidiaries in China entered into various lease agreements. Both SSDC and KGIC are committed to payments consisting of office and campus premises rental and operating leases for equipment.

	Corporate (Canada)	CIBT (China)	SSDC	KGIC	Total

Not later than one year	$91,088	$130,945	$1,233,197	$2,391,809	$3,847,039
Later than one year and not later than five years	106,956	136,088	2,556,547	5,641,146	8,440,737
Later than five years	-	-	-	-	-

	$198,044	$267,033	$3,789,744	$8,032,955	$12,287,776

NOTE 18 – RISK MANAGEMENT

The Company is engaged in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks. The Company is engaged primarily in service related industries. The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk. In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income. As at August 31, 2012, the Company had a net working capital asset of 14,452,281 RMB or C$2,261,349 (August 31, 2011 – 14,767,581 RMB or C$2,267,401). Each 10% strengthening of the Canadian dollar against the RMB would decrease the value of net working capital by C$205,577 (August 31, 2011 – $206,127).

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds. As of August 31, 2012, the amount in the statutory reserve in China is $Nil.

CIBT EDUCATION GROUP INC.	Page 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 18 – RISK MANAGEMENT (cont'd)

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2012 is reported net of allowance for bad debts of $999,352 (August 31, 2011 – $914,358; September 1, 2010 – $451,691). The carrying amount of the assets included on the statement of financial position represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements. As at August 31, 2012, the Company had $7,964,476 (August 31, 2011 – $6,456,568; September 1, 2010 – $11,511,835) of cash and cash equivalents. In addition, the Company has a demand operating credit facility of $1,500,000. The Company could look to capital financing which has it successfully raised in the past. However, there is no assurance that such financing will be available on favourable terms. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations. CIBT is currently in a working capital deficit position, however the Company has positive cash balances as discussed above and realized positive cash flows from operating activities of $6,349,881 which supports the Company’s ability to cover its current operating needs.

The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at August 31, 2012:

	Not later than one year	Later than one year and not later than five years	Later than five years	Total

Accounts payable and accrued liabilities	$4,695,590	$-	$-	$4,695,590
Provisions	427,814	-	-	427,814
Income taxes payable	523,654	-	-	523,654
Finance leases (including interest)	221,990	666,905	-	888,895
Long-term debt (including interest)	1,639,342	31,520	-	1,670,862
Operating leases	3,847,039	8,365,796	74,941	12,287,776

	$11,355,429	$9,064,221	$74,941	$20,494,591

NOTE 19 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to safeguard the Company’s normal operating requirements on an ongoing basis and to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders. The Company’s overall capital strategy remains unchanged from the prior periods. The capital structure of the Company consists of shareholders’ equity excluding NCI (August 31, 2012 - $15,837,918 ; August 31, 2011 - $17,154,870 ; September 1, 2010 - $26,134,402) and debt (August 31, 2012 - $1,584,232 ; August 31, 2011 - $2,186,724 ; September 1, 2010 - $2,793,888). The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets. The Company monitors its capital using various financial ratios and non-financial performance indicators. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions. The Company must comply, and is in compliance, with certain financial ratio requirements in connection with the long-term debt as at August 31, 2012 (refer to Note 12).

CIBT EDUCATION GROUP INC.	Page 26
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 20 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

Advertising	$4,476,533	$5,685,557
Bank charges and interest	386,937	395,050
Consulting and management fees	1,949,316	1,964,726
Directors insurance	27,500	45,439
Investor relations	126,968	99,062
Office and general	3,546,396	4,538,292
Professional fees	1,457,404	1,369,960
Regulatory fees	110,675	134,665
Rent	5,757,553	6,219,394
Salaries and benefits	11,416,396	12,031,267
Travel and promotion	342,678	375,120

	$29,598,356	$32,858,532

NOTE 21– NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

Accounts receivable	$(110,590)	$2,733,063
Prepaid expenses	(63,499)	423,206
Inventory	130,212	(63,371)
Accounts payable and accrued liabilities	549,978	(746,855)
Provision	(159,824)	465,450
Income taxes payable	23,749	(19,172)
Deferred educational revenues	3,562,490	(3,917,774)

	$3,932,516	$(1,125,453)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

CIBT EDUCATION GROUP INC.	Page 27
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 22 – RELATED PARTY TRANSACTIONS

Significant transactions between the Company and the following related parties:

	August 31, 2012	August 31, 2011	September 1, 2010

Accounts receivable - Weifang University (1)	$2,922,580	$2,592,660	$1,547,344
Accounts payable - Weifang University (1)	$1,060,700	$1,103,538	$135,814
Due to officers, employees and directors (2)	$38,917	$59,484	$118,303
Due from officers, employees and directors (3)	$62,500	$100,000	$143,721

1)

CIBT has a business venture with Weifang University with a 60% interest in Beihai College. Beihai College is a PRC government approved college which has been in operation since 2002. Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)

As of August 31, 2012, the amount due to officers, employees and directors is comprised of $966 (August 31, 2011 – $13,222; September 1, 2010 – $38,014) due to officers of the Company and $37,951 (August 31, 2011 – $46,262; September 1, 2010 – $80,289) due to the President of IRIX. These amounts are non-interest bearing and have no fixed terms of repayment. Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)

As at August 31, 2012, $62,500 was due from a director of the Company. As at August 31, 2011, a balance of $100,000 was due from the director of the Company. The amount is included as part of the cash flows from financing activities in the Consolidated Statements of Cash Flow. The September 1, 2010 amount of $143,721 was due from the President of SSDC, which was fully repaid during the three month period ended February 28, 2011.

The remuneration of directors and other members of key management personnel are as follows:

	Year Ended	Year Ended
	August 31, 2012	August 31, 2011

Management fees and salaries	$1,015,772	$1,091,249
Share-based payments	75,544	29,951

	$1,091,316	$1,121,200

CIBT EDUCATION GROUP INC.	Page 28
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 23 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services. The Company’s corporate operations are also in Canada. Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation. Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. Information reported to the Company's Chief Executive Officer for the purposes of resource allocation and assessment of segment performance focuses on the Company's business segments by geographic segments.

Industry and Geographic Segments			Year Ended August 31, 2012
	CIBT	SSDC	KGIC	IRIX	Corporate
	(China)	(Canada)	(Canada)	(Canada)	(Canada)	Consolidated
Revenues
Educational	$3,098,086	$29,109,427	$23,941,211	$-	$-	$56,148,724
Design and advertising	-	-	-	1,819,963	-	1,819,963

	$3,098,086	$29,109,427	$23,941,211	$1,819,963	$-	$57,968,687

Revenues, net of direct costs	$1,425,901	$17,741,440	$10,793,584	$855,081	$-	$30,816,006

Other expenses and items:
General and administrative	(1,538,507)	(14,782,348)	(9,048,932)	(972,831)	(3,255,738)	(29,598,356)
Amortization	(180,462)	(904,435)	(342,883)	(30,145)	(123,535)	(1,581,460)
Share-based payment expense	-	-	-	-	(178,564)	(178,564)
Business development costs	(48,776)	-	-	-	-	(48,776)
Interest and other income	60,588	-	-	3,582	27,709	91,879
Foreign exchange gain (loss)	6,452	-	-	36	(614)	5,874
Finance costs	-	(120,079)	(24,820)	-	-	(144,899)
Gain (loss) on disposal of assets	-	(56,560)	-	(586)	-	(57,146)
Income tax recovery (provision), net	(977)	(43,746)	(98,578)	24,925	(70)	(118,446)
Inter-segment transactions	-	(1,879,825)	(791,338)	12,958	2,658,205	-

Net income (loss)	$(275,781)	$(45,553)	$487,033	$(106,980)	$(872,607)	$(813,888)

Total assets	$5,011,305	$21,979,898	$13,712,192	$382,928	$3,665,438	$44,751,761

Property and equipment	$462,848	$1,763,087	$1,054,991	$141,345	$96,899	$3,519,170

Intangible assets	$689,602	$8,584,338	$2,954,483	$-	$20,103	$12,248,526

Goodwill	$-	$4,792,511	$3,693,280	$-	$-	$8,485,791

Total liabilities	$1,459,860	$17,757,967	$7,543,866	$432,395	$454,820	$27,648,908

Non-controlling interests	$827,395	$582,664	$-	$(145,124)	$-	$1,264,935

Capital expenditures	$163,277	$790,846	$526,384	$16,982	$121,304	$1,618,793
NOTE 23 – SEGMENTED INFORMATION (cont’d)

CIBT EDUCATION GROUP INC.	Page 29
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

Industry and Geographic Segments			Year Ended August 31, 2011
	CIBT	SSDC	KGIC	IRIX	Corporate
	(China)	(Canada)	(Canada)	(Canada)	(Canada)	Consolidated
Revenues
Educational	$4,206,757	$30,619,935	$21,838,554	$-	$-	$56,665,246
Design and advertising	-	-	-	1,909,880	-	1,909,880

	$4,206,757	$30,619,935	$21,838,554	$1,909,880	$-	$58,575,126

Revenues, net of direct costs	$2,036,548	$18,862,579	$9,157,776	$913,421	$-	$30,970,324

Other expenses and items:
General and administrative	(2,449,039)	(17,022,551)	(8,603,106)	(839,454)	(3,944,382)	(32,858,532)
Amortization	(466,800)	(800,404)	(289,174)	(29,106)	(72,091)	(1,657,575)
Share-based payment expense	-	-	-	-	(59,896)	(59,896)
Business development costs	(230,362)	-	-	-	-	(230,362)
Interest and other income	176,775	-	-	3,870	-	180,645
Foreign exchange gain (loss)	21,648	-	-	(5,968)	(4,909)	10,771
Finance costs	-	(153,656)	-	-	-	(153,656)
Gain (loss) on disposal of assets	21,344	(60,505)	-	(495)	-	(39,656)
Impairment of marketable securities	-	-	-	-	(60,000)	(60,000)
Impairment of long-lived assets and goodwill	(5,897,778)	-	-	-	-	(5,897,778)
Write-off of deferred finance fees	-	-	-	-	(510,711)	(510,711)
Income tax recovery (provision), net	698,430	458,782	22,333	28,532	(364,572)	843,505
Discontinued operations	-	-	-	-	-	-
Inter-segment transactions	20,465	(967,533)	(656,737)	(3,709)	1,607,514	-

Net (loss) income	$(6,068,769)	$316,712	$(368,908)	$67,091	$(3,409,047)	$(9,462,921)

Total assets	$5,136,756	$21,557,870	$11,938,913	$464,504	$2,980,532	$42,078,575

Property and equipment	$439,753	$1,672,908	$315,968	$164,323	$38,866	$2,631,818

Intangible assets	$719,440	$8,079,841	$3,291,513	$-	$80,367	$12,171,161

Goodwill	$-	$5,170,095	$3,165,696	$-	$-	$8,335,791

Total liabilities	$1,423,526	$15,209,591	$6,238,883	$422,479	$483,659	$23,778,138

Non-controlling interests	$616,945	$621,326	$-	$(92,704)	$-	$1,145,567

Capital expenditures	$163,147	$191,863	$65,393	$22,461	$45,383	$488,247

CIBT EDUCATION GROUP INC.	Page 30
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has adopted IFRS on September 1, 2011, with a date of transition (“transition date”) of September 1, 2010, and this is the date on which the Company prepared its opening IFRS statement of financial position. Under IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), the IFRS are applied retrospectively at the transition date, with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

Certain mandatory exceptions required by IFRS 1 have been adhered to during the transition to IFRS. Hindsight was not used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error. When accounting for non-controlling interests total comprehensive income has been attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests ending with a deficit balance. In applying these exceptions that only resulting impact on the consolidated financial statements was the requirement to attribute other comprehensive income between the owners of the Company and the non-controlling interests.

The remaining two mandatory exceptions required by IFRS 1 were not applicable to the Company and therefore did not result in any impact to the Company’s financial statements on transition to IFRS:

  Derecognition of financial assets and financial liabilities per IFRS 1 Appendix B2 – B3 was not applicable to the Company as its financial instruments were reviewed and concluded to meet the recognition criteria of IAS 39 as of September 1, 2010 transition date; as a result no changes in the accounting recognition for financial instruments was required on transition to IFRS; and

  Hedge accounting per IFRS 1 Appendix B4-B6 was also not applicable to CIBT as the Company did not have any hedging arrangements that would be impacted by this mandatory exemption.

In preparing these consolidated financial statements, the Company has applied the mandatory exceptions and selected some of the optional exemptions from full retrospective application of IFRS. Below describes the IFRS 1 applied by the Company in the transition from Canadian GAAP to IFRS.

IFRS Exemptions Selected

1)

Business combinations – The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010. IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. Any goodwill arising from such business combinations before the transition date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions, except as required under IFRS 1. Please refer to discussion below under Comparative amounts for the result of application of this exemption to the opening statement of financial position at September 1, 2010.

2)

Fair value or revaluation as deemed cost – The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

3)

Cumulative translation differences – As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Cumulative translation loss at September 1, 2010 was re-allocated from accumulated other comprehensive loss to deficit. As a result, a difference of $471,573 was recorded in deficit to reduce the foreign currency translation reserve to zero on September 1, 2010.

CIBT EDUCATION GROUP INC.	Page 31
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

4)

Share-based payment transactions – IFRS 2, Share-Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010. The application of this exemption did not result in an IFRS transition adjustment. As discussed in the reconciliation note below, there was a difference in amounts recorded for share-based payments between Canadian GAAP and IFRS for the year ended August 31, 2011.

5)

Leases – The Company may determine whether an arrangement existing at the date of transition to IFRS contains a lease, on the basis of facts and circumstances existing at that date. The Company has applied the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease. The application of this exemption did not result in an IFRS transition adjustment to the opening statement of financial position at September 1, 2010.

Reconciliation between Canadian GAAP and IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods and as such no reconciliation was provided. In preparing these consolidated financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, net loss, and comprehensive loss is provided below:

CIBT EDUCATION GROUP INC.	Page 32
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at August 31, 2011 and September 1, 2010:

	Note	August 31, 2011	September 1, 2010

Total assets under Canadian GAAP		$41,160,434	$54,969,338
IFRS adjustments increase (decrease)
Adjustment for historical business combinations for previously	g	(376,000)	(376,000)
unrecognized assets
Intangible assets - agency fees	c	1,231,963	900,967
Deferred tax asset - onerous contracts	f	62,178	30,547

Total assets under IFRS		$42,078,575	$55,524,852

Total liabilities under Canadian GAAP		$22,124,793	$26,619,254
IFRS adjustments increase (decrease)
Deferred tax impact from gross up of tax basis of intangible assets	h	1,096,640	1,096,640
Deferred tax impact resulting from intangible assets - agency fees	c	307,991	225,242
Onerous contracts	f	248,714	122,188

Total liabilities under IFRS		$23,778,138	$28,063,324

Total equity under Canadian GAAP		$17,797,370	$27,022,958
IFRS adjustments increase (decrease)
Adjustment for historical business combinations for previously unrecognized assets	g	(376,000)	(376,000)
Reclassification of non-controlling interests	b	1,238,271	1,327,126
Deferred tax impact from gross up of tax basis of intangible assets	h	(1,096,640)	(1,096,640)
Intangible assets - agency fees net of deferred taxes	c	923,972	675,725
Onerous contracts net of deferred taxes	f	(186,536)	(91,641)

Total equity under IFRS		$18,300,437	$27,461,528

CIBT EDUCATION GROUP INC.	Page 33
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation of Net Loss

The below table provides a summary of the adjustments to net loss for the year ended August 31, 2011:

		Year Ended
	Note	August 31, 2011

Net loss per Canadian GAAP		$(10,091,064)

IFRS adjustments
Share-based payments	a	31,226
Non-controlling interests	b	443,565
Intangible assets - agency fees	c	248,247
Onerous contracts	f	(94,895)

		$628,143

Total net loss under IFRS		$(9,462,921)

Net loss per IFRS attributable to CIBT Education Group Inc. shareholders		$(9,813,782)
Net loss per IFRS attributable to Non-controlling interests		350,861

Total net loss under IFRS		$(9,462,921)

Reconciliation of Comprehensive Loss

The below table provides a summary of the adjustments to comprehensive loss for the year ended August 31, 2011:

Year Ended
August 31, 2011

Comprehensive loss per Canadian GAAP	$(10,093,395)
IFRS adjustments differences to net loss (see table above)	628,143
Non-controlling interest share of unrealized foreign currency translation	(26,486)

Total comprehensive loss under IFRS	$(9,491,738)

Comprehensive loss per IFRS attributable to CIBT Education Group Inc. shareholders	$(9,816,113)
Comprehensive loss per IFRS attributable to Non-controlling interests	324,375

Total comprehensive loss under IFRS	$(9,491,738)

CIBT EDUCATION GROUP INC.	Page 34
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

The items noted above in the reconciliations of the statement of financial position, net loss and comprehensive loss from Canadian GAAP to IFRS are described below.

a)	Share-based payments:

Under Canadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period. The Company had previously elected under Canadian GAAP to recognize forfeitures of awards as they occur.

Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeitures are estimated on the date the award is granted and are revised for actual forfeitures based in subsequent periods.

Applying IFRS to share-based payments resulted in no adjustments on transition (September 1, 2010) and resulted in a decrease in share-based payment expense of $31,226 for the year ended August 31, 2011.

b)	Reclassification of non-controlling interests from liabilities:

The Company accounts for its investments in Beihai College, Sprott-Shaw Degree College Corp. – Surrey Campus, and IRIX Design Group Inc. using consolidation accounting, which results in 100% of the assets and liabilities of the investees being included in the financial statements. The other investors’ interest in the investees is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests are presented outside of equity whereas under IFRS the non-controlling interests are presented as equity, but presented separately from the parent’s shareholder equity.

c)	Intangible assets - agency fees:

Previously, the Company has expensed the commissions paid to agents as the services were incurred. Upon adoption of IFRS, the Company revisited the accounting treatment for the agency commissions and has deemed that they are qualified as intangible assets under IAS 38. The agency commissions are costs that relate directly to secure students enrolments (i.e. contracts) in the schools and are related to future activities on the contracts. The recoverability of the agency commissions is evidenced by the Company’s ability to enforce cancellation penalties. Thus, such costs will be amortized over the term of the programs that the students enroll, matching to the related revenues.

d)	Adjustment for deferred income taxes:

IAS 12, Income Taxes, is required to be applied retrospectively to all balances at transition date. The analysis performed did not identify any differences relating to the treatment of deferred income taxes under Canadian GAAP and IFRS. The IFRS adjustments relating to other IFRS at transition date created differences in deferred tax bases that have been accounted for in accordance with IAS 12.

e)	Reclassification of the equity section:

Under Canadian GAAP, the fair value of warrants are reclassified to contributed surplus when the warrants expire. Under IFRS, amounts recorded in warrant reserve are not reclassified on expiry.

f)	Onerous contracts:

Under IFRS, provisions for loss-making executory contracts under IAS 37 are recognized when the Company closed a campus before the end of the lease term. Such provisions were not recognized under Canadian GAAP since Canadian GAAP allowed that in the fair value measurement of the liability for these operating lease contracts, estimated sublease revenues could be applied to decreased the liability. Under IFRS only contractual sublease revenues may be applied to reduce the onerous lease provision.

CIBT EDUCATION GROUP INC.	Page 35
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

g)

Adjustment for historical business combinations for previously unrecognized assets:

The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010. As a condition under IFRS 1 for applying this exemption the Company must consider whether any previously unrecognized assets or liabilities would exist had the financial statements of the acquiree in previous business combinations been accounted for in accordance with IFRS. As discussed in (c) above, upon adoption of IFRS, the Company revisited the accounting treatment for commissions paid to agents as a finite life intangible asset in accordance with IAS 38. Under Canadian GAAP, the Company did not ascribe any of the fair value of the consideration paid in connection with a business combination that occurred prior to September 1, 2010 to commissions paid to agents for the acquisition of student contracts. In applying the IFRS 1 exemption, the Company has recognized a $376,000 finite life intangible asset related to contract acquisition costs that were subsumed in the original measurement of goodwill.

h)

Deferred tax impact from gross up of tax basis of intangible assets:

Under Canadian GAAP, there was a difference in the accounting versus tax basis relating to intangible assets classified as eligible capital expenditures as a result of a specific 25% gross up. IAS 12 does not provide support for the continued use of the 25% gross up, resulting in the difference on transition to IFRS.

Restatement from previously filed disclosures

In the course of preparing these consolidated financial statements, management identified errors in the application of IFRS in its previously reported consolidated statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011. The reconciliations of the statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011 above have been restated to reflect the correction of those non-material errors.

(i)

Management identified an error in the application of IAS 36 relating to the recognition of an impairment of goodwill. Management has determined that no goodwill impairment on CIBT China should have been recognized upon transition of IFRS on September 1, 2010. The impact is that goodwill in the previously reported opening statement of financial position was understated by $1.4 million with a corresponding impact on deficit. Rather the impairment of $1.4 million should have been recorded in the statement of loss for the year ended August 31, 2011, consistent with Canadian GAAP.

(ii)

The IFRS transition adjustments described above in the reconciliation for (f) onerous leases, (g) historical business combinations for previously unrecognized assets and (h) deferred tax impact from gross up of tax basis of intangible assets were not previously recorded/ reflected. The net impact of these omissions is $1.56 million and $1.66 million on deficit as at September 31, 2010 and August 31, 2011, respectively. The impact on the statement of loss was $94,895 for the year ended August 31, 2011.